UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Unum Therapeutics, Inc.

File No. 333-223414 - CF#35901

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     Unum Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 2, 2018, as amended.

     Based on representations by Unum Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.2   through February 13, 2028

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary